Exhibit 4.11

FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY

Rusoro Mining Ltd. (the “Issuer”)
2164 – 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1B1

ITEM 2.	DATE OF MATERIAL CHANGE

June 10, 2008

ITEM 3.	NEWS RELEASE

Issued June 10, 2008 and distributed through the facilities of Marketwire.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Issuer announced that Peter Hambro Mining Plc has agreed to make an investment in the Issuer and its affiliates as part of its US$80,000,000 senior securites exchangeable loan, with the remainder of the loan being funded by a syndicate.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

The Issuer announced that Peter Hambro Mining Plc (“PHM”) has agreed to make a strategic US$20 million investment in the Issuer and its affiliates (collectively the “Rusoro Group”) as part of a larger US$80 million senior secured exchangeable loan (the “Loan”), exchangeable into shares of the Issuer at C$1.25 per share. The remainder of the Loan will be funded by a syndicate including funds which are investment managed by BlackRock Investment Management International Limited, GLG Partners Limited and Lansdowne Partners Limited as well as Endeavour Mining Capital Corp. (collectively, the “Lenders”). The Issuer will act as a guarantor of the Loan. Proceeds from the Loan will be used for regional consolidation opportunities approved by the Lenders and for general corporate purposes. PHM has also entered into an option agreement with the other Lenders which gives PHM the right to acquire from them at a price of C$2.20 per share, the shares of the Issuer which such other Lenders may receive upon exchange of their Loan (the “Option Agreement”).

PHM, the second largest Russian gold mining company, along with a syndicate of institutional investors described above, has agreed to provide the Rusoro Group with the US$80 million Loan. The principal terms of the Loan include: 10% annual coupon payable semi-annually, 2 year term, exchangeable at any time at C$1.25 per common share of the Issuer, pro-rata participation in future equity fundings for the term of the Loan (subject to prepayment or exchange), and secured by share pledges over the Issuer’s principal assets including Choco 10. The Lenders have also entered into the Option Agreement (described above) with PHM. The Loan will be drawn down today and be made available in two tranches. US$28 million will be available immediately for general corporate purposes, with the remaining US$52 million made available once pre-agreed strategic milestones are met.

Exchange of PHM’s US$20 million loan into shares would give PHM an interest of approximately 4.0% of the partially diluted shares in the Issuer, being the common shares currently in issue plus the aggregate of the shares to be issued on exercise of the exchange right by PHM in respect of its Loan participation, but excluding any shares that PHM could receive pursuant to the Option Agreement. Full exercise of the Option Agreement would give PHM an interest of approximately 14.2% of the partially diluted shares in the Issuer (being calculated on the same basis as above, but allowing for full exercise of the Option Agreement and full exchange of the Loan).

PHM has two principal operating mines in the Amur region in the Russian Far East. In 2007, PHM’s total attributable gold production was c.297,000 ounces and PHM continues to be one of the industry’s lowest cost producers with a cash operating cost at Pokrovskiy, one of its principal operating mines, of US$143 per ounce (as at Dec. 31 2007). PHM has offices in London, Moscow and Blagoveschensk and PHM’s shares are traded on the AIM market of the London Stock Exchange under the symbol POG.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable.

ITEM 7.	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	EXECUTIVE OFFICER

	Contact:	George Salamis, President
	Telephone:	604.632.4044

ITEM 9.	DATE OF REPORT

June 20, 2008